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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For September 22, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  PRECISION DRILLING CORPORATION



                                  Per: /s/ Jan M. Campbell
                                       ------------------------
                                       Jan M. Campbell
                                       Corporate Secretary


Date:  September 22, 2005

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N E W S   R E L E A S E
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                         PRECISION DRILLING CORPORATION

                         PROCEEDS WITH TRUST CONVERSION
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CALGARY, ALBERTA, CANADA, September 22, 2005 - Precision Drilling Corporation
("Precision") previously announced on September 7, 2005 that it intended to seek shareholder approval of a plan of arrangement, which would include reorganizing Precision's existing operations and holdings into an income trust. Pursuant to the proposed plan of arrangement, shareholders would also receive a pro rata share of 26 million common shares of Weatherford International Ltd. owned by Precision and of up to Cdn $850 million of cash.

Precision has assessed the announcement by Canada's Minister of Finance, issued on September 19, 2005, stating that the Department of National Revenue will postpone providing advance income tax rulings respecting flow-through entity structures.

As part of the trust conversion process, Precision had made an application for an advance tax ruling seeking as much certainty as possible regarding the tax consequences of certain elements of its proposed income trust structure. This ruling request was made in order to receive complete assurance from the Canada Revenue Agency ("CRA") relating to a limited number of issues that have previously been ruled on favourably by the federal tax authorities. Precision is of the view that given previous precedent, existing published CRA policy and prevailing law, a ruling is not necessary to proceed with the conversion to an income trust, and will therefore continue to proceed with the necessary steps to implement the plan of arrangement and trust conversion.

Precision Drilling Corporation is listed on the Toronto Stock Exchange under the trading symbols "PD and PD.U" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Hank B. Swartout, Chairman, President and Chief Executive Officer, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website:www.precisiondrilling.com.